UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 330th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 16, 2018

1. DATE, TIME and PLACE: February 16th, 2018, at 1:30 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções neighborhood, City of São Paulo, State of São Paulo.

2. CALL AND ATTENDANCE: The call was issued in accordance to the Bylaws. The meeting was attended by the Directors of the Board of the Company who signed this minute, representing the required quorum in accordance with the Bylaws. The Board Members, Messrs. Luiz Fernando Furlan and Roberto Oliveira de Lima, participated through audio conference and the Board Member Mr. Francisco Javier de Paz Mancho participated through video conference. Also present were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; The Chief Operating Officer, Mr. Christian Mauad Gebara; The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira and the presenters individually named in each of the themes below, whose participation was restricted to the time of appreciation of the respective themes.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND RESOLUTIONS: After the exam and debate of the matters included in the Agenda, the members of the Board of Directors deliberated unanimously as described below:

4.1. APPROVAL OF THE POLICY FOR TRANSACTIONS WITH RELATED PARTIES OF TELEFÔNICA BRASIL S.A.: After hearing the recommendation of the Nominations, Remuneration and Corporate Governance Committee, was approved, unanimously and without reservation, after an explanation made by Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer, the Policy for Transactions with Related Parties of Telefônica Brasil S.A., according to a document filed at the Company's headquarters and available on the Company's Investor Relations website (www.telefonica.com.br/ir) and on the Brazilian Securities and Exchange Commission (CVM) website.

4.2. RESIGNATION OF MEMBER OF THE COMPANY'S BOARD OF DIRECTORS: At the end of this Meeting, the Directors took note of the resignation of Mr. Luis Francisco Javier Bastida Ibargüen from the positions of member of the Board of Directors, Chairman of the Audit and Control Committee and member of the Nominations, Remuneration and Corporate Governance Committee, for personal reasons. The members of the Board of Directors thanked for the invaluable contribution that Mr. Luis Francisco Javier Bastida Ibargüen rendered to the Company and wished him the best of success. As a result, it was approved that the said post should remain temporarily vacant until the subsequent election of the new holder.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 330th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 16, 2018

4.3. ELECTION OF CHAIRMAN OF THE AUDIT AND CONTROL COMMITTEE: Considering the resignation of Mr. Luis Francisco Javier Bastida Ibargüen, the election of Mr. José María Del Rey Osorio, Spanish, married, economist and business administrator, bearer of Passport No. PAD723809, resident and domiciled in Madrid, Spain, with business address at Gran Vía, 28, in the City of Madrid, Spain, 28013, as Chairman of the Company's Audit and Control Committee was unanimously approved. The elected will occupy this position, in complement to the current mandate, which will end with the mandate of member of the Company's Board of Directors. The abstention of Mr. José María Del Rey Osorio is registered with respect to this deliberation.

With the election approved herein, the Audit and Control Committee will be composed of 03 (three) members, namely: Mr. José María Del Rey Osorio, as Chairman of the Committee; and Messrs. Narcís Serra Serra; and Antonio Gonçalves de Oliveira, as members of the Committee.

4.4. ELECTION OF MEMBER OF THE NOMINATIONS, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE: Considering the resignation of Mr. Luis Francisco Javier Bastida Ibargüen, the election of Mr. Luiz Fernando Furlan, Brazilian, married, engineer, holder of the Identity Card No. 2.985.393-X, enrolled with the CPF/MF under No. 019.489.978-00, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936, for the position of member of the Nominations, Remuneration and Corporate Governance Committee was unanimously approved, in complement to the current mandate, which will end with the mandate of member of the Company's Board of Directors. The abstention of Mr. Luiz Fernando Furlan is registered with respect to this deliberation.

Consequently, the Nominations, Remuneration and Corporate Governance Committee will be composed as follows: Mr. Francisco Javier de Paz Mancho, as Chairman of the Committee; and Messrs. Luiz Fernando Furlan; and Eduardo Navarro de Carvalho, as members of the Committee.

5. CLOSING: Since there was no other business to be treated, the Chairman of the Board declared that the Meeting was finished and these minutes were drawn-up. São Paulo, February 16, 2018. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Francisco Javier Bastida Ibargüen; Luiz Fernando Furlan; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Roberto Oliveira de Lima; Sonia Julia Sulzbeck Villalobos. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 330th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 16, 2018

I hereby certify that this is a faithful copy of the minutes of the 330th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 16th, 2018, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 20, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director